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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-226014
July 23, 2018

Pinduoduo Inc.

Pinduoduo Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman Sachs (Asia) L.L.C. at 852-2978-1000, China International Capital Corporation Hong Kong Securities Limited at 1-646-794-8800, and China Renaissance Securities (Hong Kong) Limited at 852-2287-1600. You may also access the Company's most recent prospectus dated July 23, 2018, which is included in Amendment No. 2 to the Company's registration statement on Form F-1, as filed with the SEC on July 23, 2018, or Amendment No. 2, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1737806/000104746918005119/a2236253zf-1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

Prospectus Summary

(1)
Amend the last sentence of the second paragraph on page 4 as follows:

          In 2017 and the twelve-month period ended June 30, 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 7.5 billion, respectively.

(2)
Amend the last sentence of the fourth paragraph on page 4 as follows:

          In the twelve-month period ended June 30, 2018, we had 1.7 million active merchants on our platform, offering a broad range of product categories.

(3)
Amend the last sentence of the fifth paragraph on page 4 as follows:

          In the fourth quarter of 2017 and second quarter of 2018, average monthly active users for our mobile app were 141 million and 195 million, respectively.

(4)
Add the following at the end of "Ordinary shares outstanding immediately after this offering" on page 11:

          The number of ordinary shares outstanding immediately after this offering does not include the ordinary shares underlying 581,972,860 options granted and outstanding as of the date of this prospectus. Assuming the full vesting and exercise of these options immediately upon the completion of this offering, 5,013,118,240 ordinary shares would be outstanding immediately after this offering on a fully diluted basis.

(5)
Add the following on page 13:

Conflict of Interest	China Renaissance Securities (Hong Kong) Limited is an underwriter in this offering. China Renaissance Securities (Hong Kong) Limited is a wholly-owned subsidiary of China Renaissance Holdings Limited, which shares a common director with us, and as such may be deemed to be under common control with us and have a deemed "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, which requires that a "qualified independent underwriter" meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited, and/or one of their SEC-registered broker-dealer affiliates, have agreed to act as "qualified independent underwriters" within the meaning of Rule 5121 in connection with this offering.

Risk Factors

(6)
Amend the second sentence of the risk factor under the heading "Risk Factors—Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date." on page 17 as follows:

          The numbers of our active buyers and active merchants have grown exponentially, and reached approximately 344 million and 1.7 million, respectively, in the twelve-month period ended June 30, 2018.

(7)
Amend the second sentence of the risk factor under the heading "Risk Factors—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our platforms." on page 22 as follows:

          In the twelve-month period ended June 30, 2018, we had 1.7 million active merchants on our platform, offering a broad range of product categories.

(8)
Amend the risk factor under the heading "Risk Factors—We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses." on page 34 as follows:

          We adopted a global share incentive plan in 2015 and a share incentive plan in 2018, which we refer to as the 2015 Plan and the 2018 plan, respectively, in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under each of the share incentive plans, we are authorized to grant options and other types of awards. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 581,972,860 Class A ordinary shares, subject to adjustment and amendment. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 363,130,400, plus an annual increase on the first day of each fiscal year of our company during the term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lessor of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this prospectus, options to purchase 581,972,860 Class A ordinary shares under the 2015 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates, of which 259,360,000 options were granted in the second quarter of 2018. In addition, we granted 254,473,500 Class A ordinary shares in the second quarter of 2018 to a company controlled by our founder to reward him for his contributions to us. As a result, we expect to incur substantial share-based compensation expenses in the second quarter of 2018 in connection with these grants, and may continue to incur such expenses in the future. No award has been granted under the 2018 plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods following this offering.

Capitalization

(9)
Amend the table and footnotes 1 and 2 to the table on page 67 as follows:

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity:
Series A1 convertible preferred shares (US$0.000005 par value; 71,849,380 shares authorized, issued and outstanding as of March 31, 2018)	28,817	4,594	—	—	—	—
Series A2 convertible preferred shares (US$0.000005 par value; 238,419,800 shares authorized, issued and outstanding as of March 31, 2018)	104,718	16,695	—	—	—	—
Series B1 convertible preferred shares (US$0.000005 par value; 211,588,720 shares authorized, issued and outstanding as of March 31, 2018)	219,448	34,985	—	—	—	—
Series B2 convertible preferred shares (US$0.000005 par value; 27,781,280 shares authorized, issued and outstanding as of March 31, 2018)	29,451	4,695	—	—	—	—
Series B3 convertible preferred shares (US$0.000005 par value; 145,978,540 shares authorized, issued and outstanding as of March 31, 2018)	153,009	24,393	—	—	—	—
Series B4 convertible preferred shares (US$0.000005 par value; 292,414,780 shares authorized, issued and outstanding as of March 31, 2018)	327,786	52,257	—	—	—	—
Series C1 convertible preferred shares, net of subscription receivable of RMB13,758 (US$2,000) as of December 31, 2017 (US$0.000005 par value; 56,430,180 shares authorized, issued and outstanding as of March 31, 2018)	96,052	15,313	—	—	—	—
Series C2 convertible preferred shares (US$0.000005 par value; 238,260,780 shares authorized, issued and outstanding as of March 31, 2018)	638,863	101,850	—	—	—	—
Series C3 convertible preferred shares (US$0.000005 par value; 241,604,260 shares authorized, issued and outstanding as of March 31, 2018)	679,273	108,292	—	—	—	—
Series D convertible preferred shares (US$0.000005 par value; 551,174,340 shares authorized, issued and outstanding as of March 31, 2018)	8,673,088	1,382,693	—	—	—	—

Total mezzanine equity	10,950,505	1,745,767	—	—	—	—

Shareholders' deficits:
Class A ordinary shares (US$0.000005 par value; 6,208,214,480 shares authorized; 42,486,360 issued and outstanding on actual basis; 2,014,297,680 issued and outstanding on a pro forma basis; 2,356,697,680 issued and outstanding on a pro forma as adjusted basis)	1	—	63	10	74	12
Class B ordinary shares (US$0.000005 par value; 1,716,283,460 shares authorized; 1,716,283,460 issued and outstanding on actual basis; 1,819,974,200 shares issued and outstanding on a pro forma basis; 2,074,447,700 shares issued and outstanding on a pro forma as adjusted basis)	53	8	56	9	64	10
Additional paid-in capital(2)	74,936	11,947	11,025,376	1,757,703	25,763,235	4,107,266
Accumulated other comprehensive loss	(121,176)	(19,318)	(121,176)	(19,318)	(121,176)	(19,318)
Accumulated deficits	(1,311,754)	(209,124)	(1,311,754)	(209,124)	(6,952,959)	(1,108,466)
Total shareholders' (deficits)/equity(2)	(1,357,940)	(216,487)	9,592,565	1,529,280	18,689,238	2,979,504

Total capitalization(2)	21,346,009	3,403,056	21,346,009	3,403,056	30,442,682	4,853,280

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$17.50 per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholder's (deficit)/equity, and total capitalization by US$85.6 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(10)
Amend the last sentence of the second paragraph on page 81 as follows:

          In 2017 and the twelve-month period ended June 30, 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 7.5 billion, respectively.

(11)
Amend the last sentence of the fourth paragraph on page 81 as follows:

          In the twelve-month period ended June 30, 2018, we had 1.7 million active merchants on our platform, offering a broad range of product categories.

(12)
Amend the second sentence of the last paragraph on page 82 as follows:

          In the twelve-month period ended June 30, 2018, the number of active merchants on our platform reached 1.7 million, compared to approximately 207,000 in the twelvemonth period ended June 30, 2017.

(13)
Add the following on pages 103 and 104:

          As of March 31, 2018, total unrecognized share-based compensation expense relating to unvested 323.1 million share options, including the 50.8 million share options granted in March 2018, were estimated to be RMB567.5 million (US$90.5 million). The expense is expected to be recognized over a weighted-average period of 5.6 years. In April 2018, we issued 254,473,500 Class A ordinary shares to a company controlled by our founder at the par value of US$0.000005 per share. The difference between the par value and estimated fair value of ordinary shares on the grant date will be recorded as an one-time share based compensation expense estimated at RMB5,641.2 million (US$899.3 million) as a component of general and administration expenses. In June 2018, we granted 259.4 million share options with estimated fair value of RMB6,142.0 million (US$979.2 million), which is expected to be recognized over a weighted-average period of 7.0 years.

Business

(14)
Amend the last sentence of the first paragraph on page 109 as follows:

          In 2017 and the twelve-month period ended June 30, 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 7.5 billion, respectively.

(15)
Amend the last sentence of the third paragraph on page 109 as follows:

          In the twelve-month period ended June 30, 2018, we had 1.7 million active merchants on our platform, offering a broad range of product categories.

(16)
Amend the last sentence of the fourth paragraph on page 109 as follows:

          In the fourth quarter of 2017 and second quarter of 2018, average monthly active users for our mobile app were 141 million and 195 million, respectively.

(17)
Amend the last sentence of the second full paragraph on page 110 as follows:

          In 2017 and the twelve-month period ended June 30, 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 7.5 billion, respectively.

(18)
Amend the last sentence of the fifth full paragraph on page 110 as follows:

          The number of our active buyers and active merchants reached approximately 344 million and 1.7 million, respectively, in the twelve-month period ended June 30, 2018.

(19)
Amend the last two sentences of the third full paragraph on page 113 as follows:

          Since our inception, the number of our active buyers and active merchants grew exponentially, and reached approximately 344 million and 1.7 million, respectively, in the twelve-month period ended June 30, 2018. In 2017 and the twelve-month period ended June 30, 2018, the number of total orders placed on our Pinduoduo mobile platform reached 4.3 billion and 7.5 billion, respectively.

(20)
Amend the last sentence of the second paragraph on page 114 as follows:

          In the fourth quarter of 2017 and second quarter of 2018, average monthly active users for our mobile app were 141 million and 195 million, respectively.

(21)
Amend the last sentence of the fifth paragraph on page 116 as follows:

          In the twelve-month period ended June 30, 2018, our platform had 1.7 million active merchants on our platform.

Underwriting

(22)
Add the following on pages 188 and 189:

  Deemed Conflict of Interest

          China Renaissance Securities (Hong Kong) Limited is an underwriter in this offering. China Renaissance Securities (Hong Kong) Limited is a wholly-owned subsidiary of China Renaissance Holdings Limited, which shares a common director with us, and as such may be deemed to be under common control with us and have a deemed "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121, which requires that a "qualified independent underwriter" meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited, and/or one of their SEC-registered broker-dealer affiliates, have agreed to act as "qualified independent underwriters" within the meaning of Rule 5121 in connection with this offering.

Notes to the Condensed Consolidated Financial Statements

(23)
Add the following sentence at the end of note 14 on page F-72:

          In June 2018, the Company granted 259.4 million share options to its employees.

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